SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                           Chartwell Re Corporation
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class and Securities)

                                  16139W 10 9
                                 (CUSIP Number)

                              Bruce W. Schnitzer
                           Wand Partners (S.C.) Inc.
                               630 Fifth Avenue
                                  Suite 2435
                           New York, New York  10011
                                 (212) 632-3795
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 20, 1997
        ____________________________________________________________
                         (Date of Event which Requires
                           Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
   following box  [    ].

                           (Page 1 of 16 Pages)


                                 SCHEDULE 13D

   CUSIP No. 16139W 10 9
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Wand/Chartwell Investments L.P.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
             N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       2,115,860 (See Item 5)
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        844,534 (See Item 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,534 (See Item 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (x)
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        8.8% (See Item 5)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

             PN
   _________________________________________________________________


                                 SCHEDULE 13D

   CUSIP No. 16139W 10 9
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Wand Partners (Chartwell) L.P.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
             N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       2,115,860 (See Item 5)
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        1,027,011 (See Item 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,011 (See Item 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (x)
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        10.4% (See Item 5)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

             PN
   _________________________________________________________________


                                 SCHEDULE 13D

   CUSIP No. 16139W 10 9
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Wand Partners (S.C.) Inc.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
             N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       2,115,860 (See Item 5)
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        1,027,011 (See Item 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,011 (See Item 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (x)
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        10.4% (See Item 5)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

             CO
   _________________________________________________________________


                                 SCHEDULE 13D

   CUSIP No. 16139W 10 9
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Bruce W. Schnitzer
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
             N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       2,115,860 (See Item 5)
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        1,027,011 (See Item 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,011 (See Item 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (x)
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        10.4% (See Item 5)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON

             IN
   _________________________________________________________________


                    THIS STATEMENT CONSTITUTES AMENDMENT NO. 1 TO THE SCHEDULE 13D FILED BY WAND/CHARTWELL INVESTMENTS L.P. ("WAND/CHARTWELL"), WAND PARTNERS (CHARTWELL) L.P. ("WAND PARTNERS"), WAND PARTNERS (S.C.) INC. (FORMERLY, WAND PARTNERS INC.) ("WAND") AND BRUCE W. SCHNITZER (COLLECTIVELY REFERRED TO HEREIN AS THE "REPORTING PERSONS") ON OR ABOUT DECEMBER 26, 1995. THE SCHEDULE 13D, AS ORIGINALLY FILED, IS HEREINAFTER REFERRED TO AS THE "SCHEDULE 13D".

                    THIS AMENDMENT NO. 1 IS THE FIRST ELECTRONIC
          AMENDMENT TO THE SCHEDULE 13D. ACCORDINGLY, PURSUANT TO THE REQUIREMENTS OF RULE 13D-3(C) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), AND RULE 101(A)(2)(II) OF REGULATION S-T, THIS AMENDMENT NO. 1 RESTATES THE ENTIRE TEXT OF THE SCHEDULE 13D, EXCEPT WITH RESPECT TO (I) ITEMS 7-13 IN THE TABLES ON PAGES 2-5 WHICH PRESENT BENEFICIAL OWNERSHIP INFORMATION AS OF THE CURRENT DATE, (II) ITEM 5 ON PAGES 11 THROUGH 14 WHICH PRESENT BENEFICIAL OWNERSHIP INFORMATION AS OF THE CURRENT DATE AND (III) THE SIGNATURE PAGE WHICH IS DATED AS OF THE CURRENT DATE. UNLESS OTHERWISE INDICATED, THE RESTATEMENT OF THE TEXT OF THE SCHEDULE 13D SPEAKS AS OF THE DATE OF SUCH SCHEDULE AND THE INFORMATION WHICH IS BEING PROVIDED BY THIS AMENDMENT NO. 1 SPEAKS AS OF THE DATE HEREOF. IN ORDER TO DISTINGUISH BETWEEN THE ORIGINAL TEXT OF THE STATEMENT AND THE INFORMATION WHICH IS BEING PROVIDED BY THIS AMENDMENT NO. 1, THE LATTER INFORMATION APPEARS IN CAPITALIZED TEXT.

          ITEM 1.   SECURITY AND ISSUER.

                    The title of the securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of Chartwell Re Corporation, a Delaware corporation ("Chartwell"). The principal executive offices of Chartwell are located at 300
          Atlantic Street, Suite 400, Stamford, CT  06901.

                    THE INFORMATION PROVIDED IN ITEM 1 HAS NOT
          CHANGED SINCE THE FILING OF THE SCHEDULE 13D.

          ITEM 2.   IDENTITY AND BACKGROUND.

                         (a)-(c); (f).  This statement is being
          filed by (i) Wand/Chartwell Investments, L.P., a Delaware limited partnership ("Wand/Chartwell"); (ii) Wand Partners (Chartwell) L.P., a Delaware limited partnership ("Wand Partners"); (iii) Wand Partners Inc., a Delaware corporation ("Wand"); and (iv) Mr. Bruce W. Schnitzer, a citizen of the United States (collectively such persons in (i) through (iv) being hereinafter referred to as the "Reporting Persons").

                    Wand/Chartwell was formed specifically for the purpose of acquiring shares of the Common Stock and has not engaged in any business other than as disclosed herein. Wand Partners is the general partners of Wand/Chartwell. Wand Partners was formed specifically for the purpose of acting as the general partner of Wand/Chartwell and has not engaged in any business other than as disclosed herein. Wand is the general partner of Wand Partners. Wand is principally engaged in business as a private merchant bank. Wand is deemed to be controlled, for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Mr. Bruce W. Schnitzer. Mr. Schnitzer's present principal occupation or employment is as Chairman and Treasurer of Wand. The principal business address of each of the Reporting Persons is 630 Fifth Avenue, New York, New York 10111.

                    The executive officers of Wand are Mr.
          Schnitzer (Chairman and Treasurer) and Mr. David J. Callard (President and Secretary). Mr. Schnitzer, Mr. Callard and Mr. Thomas F. Hill are the directors of Wand. Mr. Callard's present principal occupation or employment is as President of Wand and Mr. Hill's present principal occupation or employment is as an independent marketing consultant. The present principal business address of Mr. Callard and Mr. Hill is 630 Fifth Avenue, New York, New York 10111. Each of Messrs. Callard and Hill are citizens of the United States.

                    (d)-(e). None of the Reporting Persons, and to the best knowledge of the Reporting Persons, neither Mr. Callard nor Mr. Hill, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding have they been or are they subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    THE INFORMATION PROVIDED IN ITEM 2 HAS NOT
          CHANGED SINCE THE FILING OF THE SCHEDULE 13D, EXCEPT THAT WAND PARTNERS INC. HAS CHANGED ITS NAME TO "WAND PARTNERS (S.C.) INC." AND THOMAS F. HILL IS NO LONGER A DIRECTOR OF WAND.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
          CONSIDERATION.

                    Wand, Chartwell acquired 911,926 shares of Common Stock on March 6, 1992. In connection with Wand/Chartwell's initial investment in Chartwell, the Chartwell Board of Directors approved the issuance of warrants to Wand Partners to purchase (i) 81,000 shares of Common Stock; and (ii) 101,477 shares of Common Stock (collectively, the "Wand Partners Warrants"). In March, 1994, the Board of Directors of Chartwell approved the issuance to Wand/Chartwell of a warrant to purchase 46,608 shares of Common Stock (the "Wand/Chartwell Warrant").

                    On December 13, 1995, pursuant to an Agreement and Plan of Merger dated as of August 7, 1995, as amended as of November 9, 1995 (as amended, the "Merger Agreement"), between Piedmont Management Company Inc., a Delaware corporation ("Piedmont') and Chartwell, Piedmont merged with and into Chartwell, with Chartwell being the surviving corporation (the "Merger"). In connection with the Merger, Wand/Chartwell entered into a Stockholders Agreement, dated as of December 13, 1995 (the "Stockholders Agreement"), a copy of which is attached hereto as Exhibit B and is incorporated herein by reference, with Chartwell and certain of its stockholders, including, the Virginia Retirement System, Institutional Venture Capital Fund II, Michigan Mutual Insurance Company, and FIMA Finance Management Inc. (the foregoing stockholders together with Wand/Chartwell, the "Chartwell Stockholders), and the stockholders named on
          Schedule 1 hereto (such stockholders, collectively, the "Piedmont Stockholders'). Certain of the individuals on
          Schedule 1 are parties to the Stockholders Agreement in their capacities as trustees of certain trusts as well as in an individual capacity. The Stockholders Agreement obligates Wand/Chartwell and each of the other persons that are a party to such agreement to vote their shares of Common Stock in favor of certain nominees proposed by the Piedmont Stockholders for election to the Chartwell Board of Directors. As a result, pursuant to Rule 13d-5(b)(1) under the Exchange Act, as of the date of the Stockholders Agreement, Wand/Chartwell may be deemed to have acquired beneficial ownership of all the Common Stock beneficially held by each of the parties to the Stockholders Agreement.

                    PURSUANT TO SECTION 6.13 OF THE STOCKHOLDERS
          AGREEMENT, THE OBLIGATION OF ANY PERSON THAT IS A PARTY TO THE STOCKHOLDERS AGREEMENT TO VOTE THEIR SHARES OF COMMON STOCK IN FAVOR OF CERTAIN NOMINEES PROPOSED BY THE PIEDMONT STOCKHOLDERS FOR ELECTION TO THE CHARTWELL BOARD OF DIRECTORS IS TERMINATED AT THE TIME THAT THE NUMBER OF SHARES OF COMMON STOCK HELD BY SUCH PERSON BECOMES LESS THAN 5% OF THE THEN ISSUED AND OUTSTANDING SHARES OF COMMON STOCK. TO THE BEST KNOWLEDGE OF THE REPORTING PERSONS, CERTAIN PARTIES TO THE STOCKHOLDERS AGREEMENT CURRENTLY OWN LESS THAN 5% OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK AND, CONSEQUENTLY, WAND/CHARTWELL MAY NO LONGER BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF THE COMMON STOCK BENEFICIALLY HELD BY SUCH PERSONS.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    Wand/Chartwell originally acquired its shares of the Common Stock and the Wand/Chartwell Warrant for investment purposes only. Wand Partners originally acquired the Wand Partners Warrants for investment purposes only. Following the Merger, Wand/Chartwell and Wand Partners continue to hold such shares and warrants for investment purposes only.

                    As described above, concurrent with the
          consummation of the Merger, Wand/Chartwell entered into the Stockholders Agreement. The Stockholders Agreement contains provisions giving the Piedmont Stockholders and certain permitted transferee of such stockholders certain rights with respect to representation on the Chartwell Board of Directors. Under these provisions, the Piedmont Stockholders are entitled to designate up to four persons to be nominated for election to the chartwell Board of Directors. The numbers of persons that the Piedmont Stockholders may designate shall be permanently reduced if the Piedmont Stockholders hold less than 16% of the outstanding Common Stock, such that (i) if the Piedmont Stockholders hold less than 16% but equal to or greater than 12% of the Common Stock, they will be entitled to three designees; (ii) if the Piedmont Stockholders hold less than 12% but equal to or greater than 8% of the Common Stock, they will be entitled to two designees;
          (iii) if the Piedmont Stockholders hold less than 8% but equal to or greater than 5% of the Common Stock, they will be entitled to one designee; or (iv) if the Piedmont Stockholders hold less than 5% of the Common Stock, they will have no further designation rights. Initially, Stuart Smith Richardson will exercise the designation rights of the Piedmont Stockholders.

                    The designees of the Piedmont Stockholders will be recommended by the nominating committee of Chartwell's Board of Directors to the full Board of Directors for inclusion in Chartwell's slate of nominees for election. Each party to the Stockholders Agreement has agreed to vote its shares in favor of the slate proposed by Chartwell, subject to the right of the Chartwell Stockholders to be released from this voting obligation upon their ownership interests in Chartwell declining below certain specified thresholds. In the event that any designee of the Piedmont Stockholders ceases to serve as a director, the Piedmont Stockholders will have the right to designate another person for election to the Chartwell Board of Directors.

                    If at any time (i) a designee of the Piedmont Stockholders is sitting on the Chartwell Board of Directors and (ii) the board of directors of any principal U.S. subsidiary of Chartwell has any member who is not an officer of employee of Chartwell or any of its subsidiaries, Chartwell shall cause one designee of the Piedmont Stockholders that is sitting on the Chartwell Board of Directors to be elected to the board of directors of such subsidiary.

                    With certain limited exceptions, any party or parties to the Stockholders Agreement proposing to sell a number of shares of the Common Stock representing 30% or more of the then outstanding Common Stock in one or a series of related transactions must provide written notice to the other parties of the proposed action at least fifteen days before the proposed date of sale. Within ten days of the receipt of such notice any other party may inform the party proposing to sell the shares that such other party desires to sell shares to the prospective buyer on the same terms and conditions set forth in the notice and, upon giving notice, such other party will be entitled to participate on a pro-rata basis in the sale of the shares.

                    The Stockholders Agreement became effective on December 13, 1995 and shall continue in effect (subject to the earlier termination of certain provisions as described above) until (i) the written consent of all parties to the agreement is obtained, (ii) Chartwell is dissolved or liquidated, (iii) the date which is the later of (A) the date on which settlement of the CI Notes (as defined in the Merger Agreement) occurs pursuant to the CI Notes Indenture (as defined in the Merger Agreement) and (B) the first date on which the total number of shares of the Common Stock held by the Piedmont Stockholders represents less than ten percent of the then issued and outstanding Common Stock, or (iv) eleven years from the date of the Stockholders Agreement.

                    As a result of the Stockholders Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act, and as such, each member of the group would be deemed to beneficially own all shares of Common Stock held, in the aggregate, by all group members.

                    The Reporting Persons may acquire further shares of Common Stock or may, at any time, sell or otherwise dispose of all or any part of the Common Stock beneficially owned by them, or take any other action with respect to Chartwell or any of its debt or equity securities in any manner permitted by law.

                    Except as disclosed in this Item 4, the
          Reporting Persons have no current plans or proposals which relate or would result in any of the events described in Items (a) through (j) of the instructions to
          Item 4 of Schedule 13D.

                    PURSUANT TO SECTION 6.13 OF THE STOCKHOLDERS
          AGREEMENT, THE OBLIGATION OF ANY PERSON THAT IS A PARTY TO THE STOCKHOLDERS AGREEMENT TO VOTE THEIR SHARES OF COMMON STOCK IN FAVOR OF CERTAIN NOMINEES PROPOSED BY THE PIEDMONT STOCKHOLDERS FOR ELECTION TO THE CHARTWELL BOARD OF DIRECTORS IS TERMINATED AT THE TIME THAT THE NUMBER OF SHARES OF COMMON STOCK HELD BY SUCH PERSON BECOMES LESS THAN 5% OF THE THEN ISSUED AND OUTSTANDING SHARES OF COMMON STOCK. TO THE BEST KNOWLEDGE OF THE REPORTING PERSONS, CERTAIN PARTIES TO THE STOCKHOLDERS AGREEMENT CURRENTLY OWN LESS THAN 5% OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK AND, CONSEQUENTLY, WAND/CHARTWELL MAY NO LONGER BE DEEMED TO HAVE BENEFICIAL OWNERSHIP OF THE COMMON STOCK BENEFICIALLY HELD BY SUCH PERSONS.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a)-(b) As of the date hereof, Wand/Chartwell holds 911,926 shares of the Common Stock and the Wand/Chartwell Warrant to purchase 46,608 additional shares of Common Stock representing 14.0% of the outstanding shares of Common Stock. As of the date hereof, Wand Partners holds the Wand Partners Warrants to purchase 182,477 shares of the Common Stock representing 2.7% of the outstanding shares of Common Stock. By virtue of their corporate relationships to Wand/Chartwell as described in Item 2 of this Schedule 13D, Wand Partners, Wand and Mr. Schnitzer may also be deemed to beneficially own the 958,534 shares of Common Stock held by Wand/Chartwell and by virtue of their corporate relationships to Wand Partners as described in Item 2 of this Schedule 13D, Wand and Mr. Schnitzer may also be deemed to beneficially own the 182,477 shares of Common Stock held by Wand Partners. As a result, Wand/Chartwell is deemed to have the sole power to dispose or direct the disposition of 958,534 shares of Common Stock and Wand Partners, Wand and Mr. Schnitzer are deemed to have the sole power to dispose or direct the disposition of 1,141,011 shares of Common Stock.

                    Pursuant to and upon consummation of the Merger, Wand/Chartwell entered into a Stockholders Agreement. As a result of the Stockholders Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act, and as such, each member of the group would be deemed to own beneficially all shares of Common Stock held, in the aggregate, by all group members. To the best knowledge of the Reporting Persons, the other members of the group, in the aggregate, own 3,566,363 shares of Common Stock and securities convertible into 107,651 shares of Common Stock. The group may be deemed to own beneficially an aggregate of 4,815,025 shares of Common Stock or 70.2% of the Common Stock. The Stockholders Agreement contains certain provisions relating to the voting of shares of Common Stock owned by the members of the group as described in Item 4 hereto. Pursuant to Rule 13d-4 under the Exchange Act, Wand/Chartwell, Wand Partners, Wand and Mr. Schnitzer disclaim beneficial ownership of the shares held by the other parties to the Stockholders Agreement.

                    AS OF THE DATE HEREOF, WAND/CHARTWELL HOLDS
          797,926 SHARES OF COMMON STOCK AND WARRANTS TO PURCHASE 46,608 ADDITIONAL SHARES OF COMMON STOCK REPRESENTING 8.8% OF THE OUTSTANDING SHARES OF COMMON STOCK. AS OF THE DATE HEREOF, WAND PARTNERS HOLDS WARRANTS TO PURCHASE 182,477 SHARES OF COMMON STOCK REPRESENTING 1.9% OF THE OUTSTANDING SHARES OF COMMON STOCK. BY VIRTUE OF THEIR RELATIONSHIPS TO WAND/CHARTWELL AS DESCRIBED IN ITEM 2 OF
          SCHEDULE 13D, EACH OF WAND PARTNERS, WAND AND MR. SCHNITZER MAY ALSO BE DEEMED TO BENEFICIALLY OWN THE 844,534 SHARES OF COMMON STOCK AND WARRANTS TO PURCHASE ADDITIONAL SHARES OF COMMON STOCK HELD BY WAND/CHARTWELL. IN ADDITION, BY VIRTUE OF THEIR RELATIONSHIPS TO WAND PARTNERS AS DESCRIBED IN ITEM 2 OF SCHEDULE 13D, EACH OF WAND AND MR. SCHNITZER MAY ALSO BE DEEMED TO BENEFICIALLY OWN THE 182,477 WARRANTS TO PURCHASE SHARES OF COMMON STOCK HELD BY WAND PARTNERS. AS A RESULT, WAND/CHARTWELL IS DEEMED TO SHARE THE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF 844,534 SHARES OF COMMON STOCK AND WAND PARTNERS, WAND AND MR. SCHNITZER ARE EACH DEEMED TO SHARE THE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF 1,027,011 SHARES OF COMMON STOCK.

                    AS A RESULT OF THE STOCKHOLDERS AGREEMENT,
          WAND/CHARTWELL AND EACH OF THE OTHER PERSONS THAT ARE A PARTY THERETO MAY BE DEEMED TO CONSTITUTE A "GROUP" WITHIN THE MEANING OF RULE 13D-5 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND AS SUCH EACH MEMBER OF THE GROUP WOULD BE DEEMED TO BENEFICIALLY OWN ALL SHARES OF COMMON STOCK HELD, IN THE AGGREGATE, BY ALL GROUP MEMBERS. TO THE BEST KNOWLEDGE OF THE REPORTING PERSONS, THE OTHER MEMBERS OF THE GROUP, IN THE AGGREGATE, OWN 1,088,849 SHARES OF COMMON STOCK. THE STOCKHOLDERS AGREEMENT CONTAINS CERTAIN PROVISIONS RELATING TO THE VOTING OF SHARES OF COMMON STOCK OWNED BY THE MEMBERS OF THE GROUP AS DESCRIBED IN ITEM 4 OF THE
          SCHEDULE 13D. CONSEQUENTLY, THE GROUP MAY BE DEEMED TO BENEFICIALLY OWN AND TO SHARE THE POWER TO VOTE OR DIRECT THE VOTE OF AN AGGREGATE OF 2,115,860 SHARES OF COMMON STOCK REPRESENTING 21.5% OF THE OUTSTANDING SHARES OF
          COMMON STOCK.    PURSUANT TO RULE 13D-4 UNDER THE
          EXCHANGE ACT, WAND/CHARTWELL, WAND PARTNERS, WAND AND MR. SCHNITZER EACH DISCLAIM BENEFICIAL OWNERSHIP OF THE SHARES HELD BY THE OTHER PARTIES TO THE STOCKHOLDERS AGREEMENT.

                    (c)  None of the Filing Persons, nor, to the
          best knowledge of the Filing Persons, Mr. Callard or Mr. Hill, has effected any transactions in the Common Stock during the past 60 days except as described herein.

                    DURING THE LAST 60 DAYS, THE REPORTING PERSONS WERE ENGAGED IN THE FOLLOWING OPEN MARKET SALES
          TRANSACTIONS:

                                        NO. OF
          DATE      REPORTING PERSON    SHARES SOLD    PRICE
          ----      ----------------    -----------    -----
          8/13/97   WAND/CHARTWELL       6,000         $33.00
          8/14/97   WAND/CHARTWELL      18,100         $33.00
          8/14/97   WAND/CHARTWELL       5,500         $33.13
          8/15/97   WAND/CHARTWELL      12,400         $33.00
          8/18/97   WAND/CHARTWELL       9,400         $33.00
          8/19/97   WAND/CHARTWELL      31,000         $33.00
          8/20/97   WAND/CHARTWELL      31,600         $33.25

                    (d)  Not applicable.

                    THE INFORMATION PROVIDED IN ITEM 5(D) HAS NOT
          CHANGED SINCE THE FILING OF THE SCHEDULE 13D.

                    (e)  Not applicable.

                    THE INFORMATION PROVIDED IN ITEM 5(E) HAS NOT
          CHANGED SINCE THE FILING OF THE SCHEDULE 13D.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    The responses to Items 3, 4 and 5 are
          incorporated herein by reference. Pursuant to the Merger Agreement, Wand/Chartwell entered into a Registration Rights Agreement, a copy of which is attached hereto as Exhibit C, which will entitle holders of certain Common Stock of Chartwell to have such securities registered under federal and state securities laws. The Registration Rights Agreement is hereby incorporated herein by reference.

                    Other than the Stockholders Agreement and the Registration Rights Agreement there are no other contracts, arrangements, understanding or relationships with respect to the Common Stock to which a Reporting Person is a party or by which a Reporting Person is bound.

                    THE INFORMATION PROVIDED IN ITEM 6 HAS NOT
          CHANGED SINCE THE FILING OF THE SCHEDULE 13D.  THE
          REFERENCED EXHIBIT C WAS ATTACHED TO THE SCHEDULE 13D AND IS INCORPORATED HEREIN BY REFERENCE.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A:     Joint Filing Agreement, dated December 26,
                         1995, among the Reporting Persons.

          Exhibit B:     Stockholders Agreement, dated as of
                         December 13, 1995, among Chartwell, the
                         Chartwell Stockholders and the Piedmont
                         Stockholders.

          Exhibit C:     Registration Rights Agreement, dated as of
                         December 13, 1995, among Chartwell and
                         various stockholders of Chartwell.

               THE INFORMATION PROVIDED IN ITEM 7 HAS NOT CHANGED
          SINCE THE FILING OF THE SCHEDULE 13D.  THE REFERENCED
          EXHIBITS WERE ATTACHED TO THE SCHEDULE 13D AND ARE
          INCORPORATED HEREIN BY REFERENCE.


                                   SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   WAND/CHARTWELL INVESTMENTS L.P.

                                   By:  Wand Partners (Chartwell)
                                        L.P., as general partner

                                   By:  Wand Partners (S.C.) Inc.,
                                        as general partner

          Date:  September 16, 1997     \s\ Bruce W. Schnitzer
                                        ----------------------
                                   By:  Bruce W. Schnitzer,
                                        Chairman and Treasurer


                                   WAND PARTNERS (CHARTWELL) L.P.

                                   By:  Wand Partners (S.C.) Inc.,
                                        as general partner

          Date:  September 16, 1997     \s\ Bruce W. Schnitzer
                                        ----------------------
                                   By:  Bruce W. Schnitzer,
                                        Chairman and Treasurer

                                   WAND PARTNERS (S.C.) INC.

          Date:  September 16, 1997     \s\ Bruce W. Schnitzer
                                        ----------------------
                                   By:  Bruce W. Schnitzer,
                                        Chairman and Treasurer

                                   BRUCE W. SCHNITZER

          Date:  September 16, 1997     \s\ Bruce W. Schnitzer
                                        ----------------------
                                        Bruce W. Schnitzer